UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 1-8462

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GRAHAM CORPORATION EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Graham Corporation

20 Florence Avenue

Batavia, New York 14020

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of

Graham Corporation Employee Stock Purchase Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Graham Corporation Employee Stock Purchase Plan (the Plan) as of March 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Freed Maxick CPAs, P.C.

We have served as the Plan’s auditor since 2015.

Freed Maxick CPAs, P.C.

Buffalo, New York

June 27, 2018

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Batavia, New York

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At March 31,
	2018	2017
ASSETS
Cash and Cash Equivalents	$40,677	$56,629

Total Assets	40,677	56,629

LIABILITIES
Payable to Participants	40,677	56,629

Total Liabilities	40,677	56,629

Net Assets Available for Benefits	$0	$0

See notes to the financial statements.

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Batavia, New York

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended March 31,
	2018	2017
Additions to Net Assets
Employee Contributions	$115,366	$221,341

Total Additions	115,366	221,341

Deductions from Net Assets
Cost of Shares Purchased	131,318	240,525
Payable to Participants	40,677	56,629
Prior Year Contributions Used for Current Year Share Purchase	(56,629)	(75,813)

Total Deductions	115,366	221,341

Net Change in Net Assets	0	0
Net Assets Available for Benefits — Beginning of Period	0	0

Net Assets Available for Benefits — End of Period	$0	$0

See notes to the financial statements.

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

1.    THE PLAN

ACCOUNTING PRINCIPLES — The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

General — On July 29, 2010, Graham Corporation’s (the “Company’s”) stockholders approved the Graham Corporation Employee Stock Purchase Plan (the “Plan”). The Plan Administrator believes the Plan meets the qualification standards of Section 423 of the Internal Revenue Code of 1986, as amended, pursuant to which the Plan is not subject to taxation. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan covers all the U.S.- based employees of the Company and U.S.- based employees of any future U.S. subsidiary of the Company.

Contributions — Participants may make contributions to the Plan through payroll deductions for the purpose of purchasing the Company’s common stock. The Plan operates with separate consecutive six-month periods commencing January 1, and July 1, respectively. The Plan will continue to operate in this manner until such time as the Plan is amended or terminated (see Note 2).

Share Purchase and Withdrawals — Through June 30, 2016, participants had the ability to purchase shares of the Company’s common stock from the Company at 85% of its fair market value on the last or first business day of the six-month periods ending June 30 and December 31, respectively. Effective July 1, 2016, participants have the ability to purchase shares of the Company’s common stock from the Company at 95% of the fair market value of a share of common stock on the offering commencement date. If, prior to the end of any period, a participant elects to withdraw from the Plan or if a participant dies, retires or terminates employment for any reason, the Plan will refund any amounts withheld in that period plus any carryover from the previous period. Security transactions are accounted for as of the trade date. Plan participants purchased 6,654 and 14,918 shares of the Company’s common stock during the years ended March 31, 2018 and 2017, respectively. Under the Plan, 83,279 shares remain reserved for future issue. Refunds from participant withdrawals have not been significant. The maximum number of shares subject to the Plan is 200,000.

Limitations — Employees owning shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company are not permitted to purchase any shares of Company common stock under the Plan. Additionally, participants are prohibited from purchasing through the Plan shares with an aggregate fair market value in excess of $25,000 in any one calendar year. Participants are also subject to an annual share maximum purchase limit of 5,000 shares.

Plan Administration — All expenses for Plan administration are paid by the Company and are not reflected in the accompanying financial statements.

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

2.    TERMINATION OF THE PLAN

The Plan shall terminate at the earliest of the following:

•	The purchase date that participants become entitled to purchase a number of shares greater than the number of shares remaining available for purchase under the Plan; or

•	A date specified by the Company’s Board of Directors, in its sole discretion.

In the event of termination, all amounts in a participant’s payroll deduction account that are not used to purchase Company common stock will be refunded to the participant.

3.    Plan Assets

The Plan’s cash is maintained by the Company on behalf of the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Graham Corporation Employee Stock Purchase Plan

by:	Graham Corporation, Plan Administrator

by:	/s/ Jeffrey Glajch
Vice President — Finance & Administration and Chief Financial Officer

Date: June 27, 2018

Exhibit Index

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm